May 4, 2010

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Fiscal Year Ended January 3, 2010
Filed March 2, 2010
File No. 1-6714

Dear Mr. Spirgel:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 20, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended January 3, 2010 of The Washington Post Company (the “Company”).

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 49

1.	We note from the disclosures on page 60, that you review the carrying value of your indefinite-lived intangible assets utilizing a discounted cash flow model, and, where appropriate, a market value approach. Revise your critical accounting policy disclosures to provide a description of the key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis. Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Response:

The Company’s intangible assets with an indefinite life are principally from franchise agreements at its cable television division. The franchise agreements represent 92% of the $540 million of indefinite-lived intangible assets of the Company as of January 3, 2010. The Company determines the estimated fair value of its franchise agreements by utilizing a discounted cash flow model. The discounted cash flow model valuation is based on the premise that the only assets an unbuilt start-up cable television system would possess are its various franchise rights agreements. This is also known as a “green field” approach. Other system assets are all obtained or developed after system operations commence.

The Company grouped the recorded values of its various cable franchise agreements into regional cable television systems or units of account. The Company makes estimates and assumptions regarding the initial capital investment required to construct the cable television systems, future cash flows, discount rates, long-term growth rates, and other operating variables to determine the franchise agreements’ estimated fair value.

The assumptions about future cash flows and growth rates were based on forecasts and long-term business plans of each cable television system. Such assumptions take into account numerous factors including historical experience, anticipated economic conditions, changes in the cable television systems’ cost structures, homes in each region’s service area, number of subscribers based on penetration of homes passed by the systems, and expected revenues per subscriber.

The discount rate assumption took into account the Company’s assessment of the risks inherent in the future cash flows of the respective cable television systems based on the weighted-average cost of capital of market participants in the cable television industry.

The Company proposes to disclose the information below in its critical accounting policies and estimates for the quarterly period ended April 4, 2010.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets

The Company reviews its indefinite-lived intangible assets annually as of November 30 for possible impairment or between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company uses a discounted cash flow model and in certain cases, a market value approach is also utilized to supplement the discounted cash flow model, to determine the estimated fair value of the indefinite-lived intangible assets. The Company makes estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and other market values to determine estimated fair value of the indefinite-lived intangible assets.

The Company’s intangible assets with an indefinite life are principally from franchise agreements at its cable television division. These franchise agreements result from agreements the Company has with state and local governments that allow the Company to contract and operate a cable business within a specified geographic area. The Company expects its cable franchise agreements to provide the Company with substantial benefit for a period that extends beyond the foreseeable horizon, and the Company’s cable television division historically has obtained renewals and extensions of such agreements for nominal costs and without material modifications to the agreements. The franchise agreements represent 93% of the $531.4 million of indefinite-lived intangible assets of the Company as of April 4, 2010. The Company grouped the recorded values of its various cable franchise agreements into regional cable television systems or units of account.

The key assumptions used by the Company to determine the fair value of its franchise agreements as of November 30, 2009, the date of its last annual impairment review, were as follows:

•

Expected cash flows underlying the Company’s business plans for the periods 2010 through 2019, assuming the only assets the unbuilt start-up cable television systems possess are the various franchise agreements. The expected cash flows took into account the estimated initial capital investment in the system region’s physical plant and related start-up costs, revenues, operating margins and growth rates. These cash flows and growth rates were based on forecasts and long-term business plans and take into account numerous factors including historical experience, anticipated economic conditions, changes in the cable television systems’ cost structures, homes in each region’s service area, number of subscribers based on penetration of homes passed by the systems, and expected revenues per subscriber.

•

Cash flows beyond 2019 were projected to grow at a long-term growth rate, which the Company estimated by considering historical market growth trends, anticipated cable television system performance, and expected market conditions.

•	The Company used a discount rate of 8.3% to risk adjust the cash flow projections in determining the estimated fair value.

The estimated fair value of the Company’s franchise agreements exceeded their respective carrying values by a margin in excess of 50%. There is always a possibility that impairment charges could occur in the future given changes in the cable television market and U.S. economic environment, as well as the inherent variability in projecting future operating performance.

Pension Costs, Page 51

2.

You disclose that the actual return on plan assets for 2008 had a significant impact on the pension credit for 2009 and that you also expect the pension credit for 2010 to be affected by the actual returns for 2009. Please expand the disclosure to explain how you account for the differences between the expected long-term rate of return for plan assets and the actual experience and how this impacts pension costs reported in results of operations. Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

3.	We note that the recognized actuarial gain or loss recorded in pension costs in 2009 was less than the amounts recorded in 2008 and 2007, as disclosed in Note L at page 73. Please expand your disclosure to describe the types of items that generate actuarial gains and loss. Also describe the accounting treatment for these items and explain the impact pension costs. Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Response to 2 and 3:

The Company proposes to include the following disclosure in its critical accounting policies and estimates for the quarterly period ended April 4, 2010.

Critical Accounting Policies and Estimates

Pension Costs

The Company’s net pension cost (credit) includes an expected return on plan assets component, calculated using the expected return on plan assets assumption applied to a market-related value of plan assets. The market-related value of plan assets is determined using a 5-year average market value method, which recognizes realized and unrealized appreciation and depreciation in market values over a 5-year period. The value resulting from applying this method is adjusted, if necessary, such that it cannot be less than 80% or more than 120% of the market value of plan assets as of the relevant measurement date. As a result, year-to-year increases or decreases in the market-related value of plan assets impact the return on plan assets component of pension cost for the year.

At the end of each year, differences between the actual return on plan assets and the expected return on plan assets are combined with other differences in actual versus expected experience to form a net unamortized actuarial gain or loss in accumulated other comprehensive income. Only those net actuarial gains or losses in excess of the deferred realized and unrealized appreciation and depreciation are potentially subject to amortization. The types of items that generate actuarial gains and losses that may be subject to amortization in net periodic pension cost (credit) include:

•	Asset returns that are more or less than the expected return on plan assets for the year;
•	Actual participant demographic experience different from assumed (retirements, terminations and deaths during the year);
•	Actual salary increases different from assumed; and
•	Any changes in assumptions that are made to better reflect anticipated experience of the plan or to reflect current market conditions on the measurement date (discount rate, longevity increases, changes in expected participant behavior and expected return on plan assets).

Amortization of the unrecognized actuarial gain or loss is included as a component of expense for a year if the magnitude of the net unamortized gain or loss in accumulated other comprehensive income exceeds 10% of the greater of the benefit obligation or the market-related value of assets (10% corridor). The amortization component is equal to that excess divided by the average remaining service period of active employees expected to receive benefits under the plan. At the end of 2007, the Company had net unamortized actuarial gains in accumulated other comprehensive income potentially subject to amortization that were outside the 10% corridor that resulted in amortized gains of $6,168,000 being included in 2008 pension cost. Primarily as a result of the significant pension asset losses during 2008, increased life expectations and a decrease in the discount rate, the Company had net unamortized actuarial losses in accumulated other comprehensive income potentially subject to amortization that were outside the corridor that resulted in amortized losses of $40,000 being included in 2009 pension cost. During 2009, there were pension asset gains that were offset by the impact of an increase in the discount rate. The Company currently estimates that there will be no net unamortized actuarial gains or losses in accumulated other comprehensive income potentially subject to amortization outside the corridor and therefore, no amortized gain or loss amounts included in pension cost in 2010.

Notes to Consolidated Financial Statements

Note G. Goodwill and Other Intangible Assets, page 65

4.	We note that you recorded a goodwill impairment charge of $15.5 million in 2009 in your Kaplan Ventures segment as a result of the reorganization in your education division. We also note that you determined the fair value of the Kaplan Compliance Solutions unit using a cost approach. Please tell us if this approach was used to value goodwill and if so, why you believe that this approach is the most appropriate for this reporting unit, and if you also considered income and/or market approaches in your total analysis and if not, why. Please also tell us if you considered the market or cost approach in your determination of goodwill impairment for the Kaplan EduNeering reporting unit.

Response:

As per ASC 820, the Company considers the cost, market and income approaches in estimating the fair value of its reporting units.

The Kaplan Compliance Solutions reporting unit is not significant to the total estimated fair value and operations of the Education division or Kaplan Ventures reporting segment and the goodwill balance following the impairment amounted to $109,000. The estimated fair value of the Kaplan Compliance Solutions reporting unit was estimated using a cost approach (calculated as net current assets less debt free current liabilities). The values indicated by the market and income approaches were significantly less than the net current assets due to the financial performance of the reporting unit and its significant working capital levels. As such, the Company determined that the cost approach rather than the market or income approaches was the best estimate of the fair value of the reporting unit.

The estimated fair value of the Kaplan EduNeering reporting unit was determined by utilizing an income approach. The Company also utilized a market approach to support the fair value determined under the income approach. The Company also considered the cost approach, but determined that is was not a reasonable estimate of the fair value of the Kaplan EduNeering reporting unit.

*    *    *    *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (202) 334-6676 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney Vice President – Finance and Chief Accounting Officer

cc:	Terry French
Christy Adams